As filed with the Securities and Exchange Commission on September 29, 2021

Registration No. 333-257782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

UCLOUDLINK GROUP INC.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

UCLOUDLINK GROUP INC.

Unit 2214-Rm1, 22/F, Mira Place Tower A

132 Nathan Road, Tsim Sha Tsui

Kowloon, Hong Kong

+852 2180-6111

(Address and telephone number of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Name, address, and telephone number of agent for service)

Copies to:

Z. Julie Gao, Esq. Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong +852 3740-4700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)(3)	Amount of registration fee(4)(5)
Class A ordinary shares, par value US$0.00005 per share(6)
Preferred shares
Warrants
Subscription rights
Units
Total	US$150,000,000	US$16,365

(1)

There are being registered under this registration statement such indeterminate number of Class A ordinary shares, preferred shares, warrants, subscription rights and units as may be sold by the registrant from time to time, which collectively shall have an aggregate initial offering price not to exceed US$150,000,000 or, if any securities are issued for consideration denominated in a foreign currency, such amount as shall result in an aggregate initial offering price equivalent to a maximum of US$150,000,000. The securities registered hereunder also include such indeterminate number of Class A ordinary shares as may be issued upon conversion, exercise or exchange of warrants that provide for such conversion into, exercise for or exchange into Class A ordinary shares. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended, or the Securities Act, the Class A ordinary shares being registered hereunder include such indeterminate number of Class A ordinary shares as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends, or similar transactions.

(2)	Not specified as to each class of securities to be registered pursuant to General Instruction II.C. of Form F-3.
(3)	An indeterminate aggregate amount of securities is being registered as may from time to time be sold at indeterminate prices.
(4)	The registration fee has been calculated pursuant to Rule 457(o) under the Securities Act on the basis of the maximum aggregate offering price of the securities listed.
(5)	Previously paid.
(6)

Ordinary shares may be in the form of American Depositary Shares. American Depositary Shares issuable on deposit of the Class A ordinary shares registered hereby have been registered under separate registration statements on Form F-6 (File No. 333-238768). Each American Depositary Share represents the right to receive ten Class A ordinary shares.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2021

UCLOUDLINK GROUP INC.

Class A Ordinary Shares

Preferred Shares

Warrants

Subscription Rights

Units

We may offer, issue and sell from time to time up to US$150,000,000, or its equivalent in any other currency, currency units, or composite currency or currencies, of our Class A ordinary shares, including in the form of American Depositary Shares, or ADSs, preferred shares, warrants to purchase Class A ordinary shares, including in the form of ADSs, subscription rights and a combination of such securities, separately or as units, in one or more offerings. Each ADS represents 10 Class A ordinary shares. This prospectus provides a general description of offerings of these securities that we may undertake.

We refer to our ADSs, Class A ordinary shares, preferred shares, warrants, subscription rights and units collectively as “securities” in this prospectus.

Each time we sell our securities pursuant to this prospectus, we will provide the specific terms of such offering in a supplement to this prospectus. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information,” before you make your investment decision.

We may, from time to time, offer to sell the securities through public or private transactions, directly or through underwriters, agents or dealers, on or off the Nasdaq Global Market, at prevailing market prices or at privately negotiated prices. If any underwriters, agents or dealers are involved in the sale of any of these securities, the applicable prospectus supplement will set forth the names of the underwriter, agent or dealer and any applicable fees, commissions or discounts.

Our ADSs are listed on the Nasdaq Global Market under the symbol “UCL.” On September 28, 2021, the closing price of our ADSs on the Nasdaq Global Market was US$4.55 per ADS.

Investing in these securities involves a high degree of risk. Please carefully consider the risks discussed under “Risk Factors” in this prospectus beginning on page 14, in our reports filed with the Securities and Exchange Commission that are incorporated by reference in this prospectus, and in any applicable prospectus supplement.

UCLOUDLINK GROUP INC. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and through contractual arrangements with our variable interest entities, or VIEs, based in China. PRC laws and regulations restrict and impose conditions on foreign investment in telecommunication businesses. Accordingly, we operate these businesses in China through our VIEs, Beijing uCloudlink New Technology Co., Ltd. and Shenzhen uCloudlink Network Technology Co., Ltd., and rely on contractual arrangements among our PRC subsidiaries, our VIEs and their nominee shareholders to control the business operations of our VIEs. The use of the VIE structure is designed to replicate the same economic benefits to us as would be provided with direct ownership. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. As used in this prospectus, “we,” “us,” “our company,” “our,” or “uCloudlink” refers to UCLOUDLINK GROUP INC., its subsidiaries, our VIEs and their subsidiaries in China.

We face various legal and operational risks and uncertainties related to doing business in Mainland China and Hong Kong. A significant part of our business operations in China are conducted through our VIEs, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China” in our 2020 Form 20-F, which is incorporated by reference, and “Risk Factors—Risks Related to Doing Business in China” in this prospectus.

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. The company that investors will own may never have a direct ownership interest in the businesses that are conducted by our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIEs being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIEs. A significant part of our revenues are generated by the VIEs. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. Our holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure” in our 2020 Form 20-F, which is incorporated by reference, and “Risk Factors—Risks Related to Our Corporate Structure” in this prospectus.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2021.

You should rely only on the information contained or incorporated by reference into this prospectus, in the applicable prospectus supplement or in any free writing prospectus filed by us with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference into this prospectus and any prospectus supplement or in any free writing prospectus is accurate as of any date other than the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are not making an offer to sell the securities or soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide one or more prospectus supplements that will contain specific information about the offering and the terms of those securities. We may also add, update or change other information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement on file with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. Before you invest in any securities offered by this prospectus, you should read this prospectus, any applicable prospectus supplements and the related exhibits to the registration statement filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents ten Class A ordinary shares;

•	“average daily active terminals” are to the average number of terminals connected to our platform per day during a certain period;

•	“average daily data usage per active terminal” are to the average volume of data consumed by each daily active terminal on our platform per day during a certain period;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00005 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00005 per share;

•	“GAAP” or “U.S. GAAP” are to accounting principles generally accepted in the United States of America;

•	“PaaS” are to Platform-as-a-Service;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SaaS” are to Software-as-a-Service;

•	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00005 per share;

•

“terminals” are to our portable Wi-Fi devices providing mobile data connectivity services, and smartphones and other smart hardware with our GlocalMe Inside app installed that are serviced by us or our business partners;

•

“uCloudlink,” “we,” “us,” “our company” and “our” are to UCLOUDLINK GROUP INC., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•	“VIEs” are to our variable interest entities, which are Beijing uCloudlink New Technology Co., Ltd. and Shenzhen uCloudlink Network Technology Co., Ltd.

References in any prospectus supplement to “the accompanying prospectus” are to this prospectus and to “the prospectus” are to this prospectus and the applicable prospectus supplement taken together.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “intend, “plan,” “believe,” “estimate,” “is/are likely to,” “future,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the mobile data connectivity service industry;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with our customers, suppliers and business partners;

•	competition in our industry;

•	our proposed use of proceeds; and

•	government policies and regulations relating to our industry.

The forward-looking statements included in this prospectus, in the documents incorporated by reference herein and in any prospectus supplement are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors disclosed in this prospectus, in the documents incorporated by reference herein or in any applicable prospectus supplement.

We would like to caution you not to place undue reliance on these forward-looking statements, and you should read these statements in conjunction with the risk factors disclosed herein, in the documents incorporated by reference herein or in any applicable prospectus supplement for a more complete discussion of the risks of an investment in our securities. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

OUR COMPANY

Our Mission

Our mission is to enable people to use mobile data traffic freely anytime, anywhere like breathing the air. We aim to make the world more connected with maximized network utility through harnessing the power of mobile data traffic sharing.

Overview

We are the pioneer of introducing the sharing economy business model into the telecommunications industry, creating a marketplace for mobile data traffic. Leveraging our innovative cloud SIM technology and architecture, we redefine the mobile data connectivity experience, allowing users to gain access to mobile data traffic allowances shared by network operators on our marketplace. We had aggregated mobile data traffic allowances from 209 mobile network operators (MNOs) in 144 countries and regions in our cloud SIM architecture as of December 31, 2020.

Our innovative cloud SIM technology sets the technological foundation of our marketplace, which is built upon our cloud SIM architecture. We have developed our proprietary cloud SIM technology based on remote SIM connection, which means that SIM cards are not embedded in the mobile terminals but remotely connected on the cloud. Our cloud SIM technology allows dynamic selection of network services based on signal coverage and cost, and intelligent distribution of data traffic in the SIM card pool to terminals that may support multiple end devices through our cloud SIM platform, to achieve better network quality, more reliable connection and lower cost.

Leveraging our cloud SIM technology and architecture, we provide mobile data connectivity services with reliable connection, high speed and competitive price, allowing users to enjoy a smooth mobile connectivity experience. We have transformed the traditional telecommunication business model, where users can only access the wireless network provided by their contracted MNOs and are not able to use the networks of other local MNOs. By giving users access to our distributed SIM card pool, we free users from this exclusivity, and give them the freedom to access the mobile networks of other MNOs without physically changing SIM cards wherever they are in the world as long as it is one of the 144 countries and regions we covered as of December 31, 2020. In 2020, average daily active terminals connected to our platform reached approximately 246,618 and each of our active terminals on average used 2,254 megabytes of mobile data per day. In addition to mobile data users, we also create unique values to the other stakeholders in the telecommunications industry worldwide, including smartphone and smart-hardware companies, mobile virtual network operators (MVNOs), MNOs and more broadly to society. Our business partners can also utilize our platform-as-a-service (PaaS) and software-as-a-service (SaaS) to manage their business operations such as connectivity management, terminal management, customer relationship management (CRM) system and big data analysis, thereby improving end-users’ experience with their services.

We have developed proprietary algorithms to analyze historical data usage patterns and predict future data traffic demand. We use the insights gained from the data analytic results to efficiently procure data traffic allowances from MNOs and other sources globally, dynamically select network services based on signal coverage and cost, and intelligently allocate data traffic in the SIM card pool to terminals, then to end devices. As a result, we are able to achieve better network quality, more reliable connection and lower cost for users, as well as improve our cost efficiency. As the first entrance for users to access mobile internet, we may also leverage the data analytics to develop a number of value-added services, such as advertisement.

Average daily active terminals connected to our platform increased by 66.1% from approximately 113,033 in 2018 to 187,781 in 2019, and further increased by 31.3% to 246,618 in 2020. The average daily data usage per active terminal increased from 712 megabytes in 2018 to 1,386 megabytes in 2019, and further increased to

2,254 megabytes in 2020. Total data consumed through our platform were approximately 28,000, 90,600 and 193,400 terabytes in 2018, 2019 and 2020, respectively, including data consumed by users who contributed to our revenues from data connectivity services, which we procured, and data consumed by users who did not contribute to our revenues from data connectivity services, which our business partners procured. In addition, the demand for our uCloudlink 2.0 business increased during the COVID-19 pandemic and the demand of local data connectivity services continued to be strong, primarily due to the development of our local mobile broadband (MBB) business in Japan and the expansion of GlocalMe brand in North America. We generate revenue primarily from our mobile data connectivity services and hardware terminals that incorporate the services. Our revenues increased from US$126.4 million in 2018 to US$158.4 million in 2019, but decreased to US$89.6 million in 2020 mainly due to the COVID-19 pandemic. Our gross margin increased from 36.5% in 2018 to 41.0% in 2019, but decreased to 31.6% in 2020 for the same reason. We had a net loss of US$26.6 million in 2018, a net income of US$5.2 million in 2019 and a net loss of US$63.4 million in 2020. In 2018, 2019 and 2020, we generated 50.9%, 67.9% and 89.2%, respectively, of our revenues from customers outside of China.

Recent Developments

Board and Management Changes

On June 9, 2021, Prof. Ying Kong started to serve as an independent director of our board. He has also served as a member of the audit committee of the board, a member and the chairman of the compensation committee of the board, and a member of the nominating and corporate governance committee of the board since then. On June 9, 2021, Mr. Zhigang Du resigned as a director of the board and a member of the audit committee of the board for personal reasons. In addition, Mr. Zhiping Peng stepped down as a member and the chairman of the compensation committee of the board, and Mr. Chaohui Chen stepped down as a member of the nominating and corporate governance committee of the board. Mr. Zhiping Peng continues to serve as the chairman of the board, and Mr. Chaohui Chen continues to serve as a director of the board.

The board’s audit committee, compensation committee, and nominating and corporate governance committee now each consists of three members, all of whom are independent directors. The audit committee of the board consists of Mr. Onward Choi, Ms. Hope Ni, and Prof. Ying Kong, and Mr. Onward Choi continues to serve as the chairman of this committee. The compensation committee of the board consists of Prof. Ying Kong, Mr. Onward Choi, and Ms. Hope Ni, and Prof. Ying Kong serves as the chairman of this committee. The nominating and corporate governance committee of the board consists of Ms. Hope Ni, Prof. Ying Kong, and Mr. Onward Choi, and Ms. Hope Ni serves as the chairman of this committee.

Effective on September 15, 2021, our chief sales officer and president of marketing and sales, Mr. Xinquan Xu, stepped down from this position for personal reasons. Mr. Xu will serve as a consultant for our company from September 15, 2021. Mr. Chaohui Chen, director and chief executive officer of our company will supervise marketing and sales until the appointment of a new chief sales officer.

Recent Regulatory Developments

On July 10, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review (Revised Draft for Comments), which will replace the current Measures for Cybersecurity Review after it is adopted and becomes effective. The draft measures, among others, stipulate that if an operator has personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cybersecurity review. As advised by our PRC legal counsel, the draft measures were released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. The draft measures remain unclear on whether the relevant requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. See “Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or declines in user growth or engagement, or otherwise harm our business.”

Under the current Measures for Cybersecurity Review and other PRC cybersecurity laws and regulations, as well as the draft measures, critical information infrastructure operators that intend to purchase internet products and services that affect or may affect national security must be subject to the cybersecurity review. As advised by our PRC legal counsel, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” See “Regulatory—Regulations Related to Internet Information Security and Privacy Protection—Regulations on Personal Information Protection.” In addition, the draft measures also stipulate that any data processor carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. If a final version of the draft measures is adopted, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this prospectus, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

The Measures on Telecommunications Business Operating Licenses (2017 Revision), or the Telecom License Measures, which was promulgated by the PRC Ministry of Industry and Information Technology (MIIT) on March 1, 2009 and last amended on July 3, 2017, requires that any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications services, or VATS License. Shenzhen uCloudlink Network Technology Co. Ltd. has obtained the VATS License issued by the MIIT in 2017 for conducting business of information technology services and sales of terminals and data related products. Apart from the VATS License obtained and held by Shenzhen uCloudlink Network Technology Co. Ltd., and the approval of the CSRC or other PRC government authorities that may be required in connection with our offshore offerings under PRC law, we, our PRC subsidiaries and VIEs are not required to obtain other permissions from Chinese authorities to operate and issue securities to foreign investors. See “Risk Factor—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”

Our Holding Company Structure and Contractual Arrangements with our VIEs

We conduct our operations in China primarily through our PRC subsidiaries and our VIEs. PRC laws and regulations restrict and impose conditions on foreign investment in telecommunication businesses. Accordingly, we operate these businesses in China through our VIEs. Investors in our ADSs are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. The chart below summarizes our corporate structure and identifies our principal subsidiaries, our VIEs and their principal subsidiaries:

Notes:
(1)

Through contractual arrangements, one of our employees holds the equity interest in the entity on behalf of us, and we have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

(2)

Chaohui Chen, our founder, director and chief executive officer, and Zhiping Peng, our founder and chairman of board of directors, each holds 50.17% and 49.67% of the equity interests in Beijing Technology, respectively. Both of them are beneficial owners of our company. Four other beneficial owners of our company, namely, Wen Gao, Zhongqi Kuang, Baixing Wang and Xingya Qiu, hold an aggregate of 0.16% of the equity interest in Beijing Technology. Mr. Wen Gao serves as our chief strategy officer.

(3)

UCLOUDLINK (HK) LIMITED transferred (i) its 100% ownership of UCLOUDLINK (SINGAPORE) PTE. LTD. to UCLOUDLINK GROUP INC. in May 2021, (ii) its 100% ownership of UCLOUDLINK SDN. BHD. to UCLOUDLINK (SINGAPORE) PTE. LTD. in June 2021, and (iii) its 100% ownership of Ucloudlink (America), Ltd. to UCLOUDLINK UK LIMITED in June 2021.

We have entered into a series of contractual arrangements with our VIEs and the nominee shareholders of our VIEs. These contractual arrangements enable us to:

•	receive the economic benefits that could potentially be significant to our VIEs in consideration for the services provided by our subsidiaries;

•	exercise effective control over our VIEs; and

•	hold an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

These contractual agreements include exclusive technology consulting and services agreements, business operation agreements, powers of attorney, equity interest pledge agreements, option agreements and/or spousal consent letters, as the case may be. We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. We refer to Shenzhen uCloudlink and Beijing Technology collectively as our VIEs in this prospectus. Pursuant to the option agreement, Beijing Technology and its shareholders have irrevocably granted Beijing uCloudlink or any person designated by it an exclusive option to purchase all or part of its equity interests in Shenzhen uCloudlink. Pursuant to the business operation agreement, Shenzhen uCloudlink and Beijing Technology and its shareholders agree that to the extent permitted by law, they will accept and unconditionally execute instructions from Beijing uCloudlink on business operations. Beijing Technology and its shareholders also executed a power of attorney to irrevocably authorize Beijing uCloudlink, or any person designated by Beijing uCloudlink, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shenzhen uCloudlink. Pursuant to the exclusive technology consulting and services agreement, Beijing uCloudlink has the exclusive right to provide Shenzhen uCloudlink with operational supports as well as consulting and technical services required by Shenzhen uCloudlink’s business. Pursuant to the equity interest pledge agreements, Beijing Technology has pledged 100% equity interests in Shenzhen uCloudlink to Beijing uCloudlink to guarantee performance by Shenzhen uCloudlink and Beijing Technology of their obligations under the option agreement, the exclusive technology consulting and services agreement, the business operation agreement and power of attorney they entered into. The spouses of the shareholders of Beijing Technology, if applicable, have each signed a spousal consent letter agreeing that the equity interests in Beijing Technology held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with Beijing uCloudlink. For a summary of the material provisions of the contractual arrangements, please refer to “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders” in our 2020 Form 20-F, which is incorporated by reference in this prospectus. In 2018, 2019 and 2020, we derived 42%, 25% and 8% of our external revenues from our VIEs, respectively.

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, the VIEs are owned principally by Messrs. Chaohui Chen and Zhiping Peng, who hold 50.17% and 49.67% of our VIEs, respectively. Messrs. Chen and Peng also have 46.8% and 46.1%, respectively, of the voting shares of uCloudlink. Accordingly, the enforceability of the various contracts described above by uCloudlink against the VIEs is dependent upon Messrs. Chen and Peng. If they fail to perform their respective obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that give us effective control over our VIEs. If this happens, we would need to deconsolidate the VIEs. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIEs. A significant part of our revenues are generated by the VIEs. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure” in our 2020 Form 20-F, which is incorporated by reference, and “Risk Factors—Risks Related to Our Corporate Structure” in this prospectus.

We conduct our operations in China through our PRC subsidiaries and our VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in telecommunication businesses. Accordingly, we operate these businesses in China through our VIEs. As our Mainland China and Hong Kong subsidiaries and VIEs have accumulated losses since their incorporation, none of them has declared or paid any dividends or made any distributions to their respective holding companies, including UCLOUDLINK GROUP INC. In return, UCLOUDLINK GROUP INC. has not declared a dividend.

Prior to the completion of our initial public offering in June 2020, our sources of funds primarily consisted of pre-IPO financing through issuance of preferred shares, external borrowings and cash generated from operation. The sources of funds of the VIEs primarily consisted of external borrowings, intercompany advances from subsidiaries and cash generated from operation. The cash proceeds from the initial public offering have been used for strategic investments and general corporate purposes, including research and development and working capital needs.

Our subsidiaries and our VIEs conduct business transactions that include trading activities, provision of services and intercompany advances. The cash flows that have occurred between our subsidiaries and our VIEs are summarized as the following:

	For the year ended December 31,
	2018	2019	2020
	(US$ millions)
Cash paid by VIE to equity-owned subsidiaries, Shenzhen uCloudlink Co., Ltd. and HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED, for purchase of data plans and raw materials	24.2	35.9	27.1
Cash paid by VIE to equity-owned subsidiary, Shenzhen uCloudlink Technology Limited, for marketing and software licensing services	5.5	6.8	5.5
Cash paid by subsidiary, HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED, to VIE for purchase of WiFi terminals	29.5	47.8	55.9
Intercompany advances from equity owned subsidiaries to the VIE	1.7	7.1	7.7
Repayment of intercompany advances by the VIE	—	3.2	—

Pursuant to the contractual agreements, Beijing uCloudlink has the exclusive rights to provide VIEs with operational supports and consulting and technical services required by the VIEs’ businesses. Beijing uCloudlink owns the exclusive intellectual property rights created as a result of the performance of the agreements. The technology service fee payable by our VIEs to Beijing uCloudlink is determined by the revenue of our VIEs less the expenditures incurred for operation and capital purpose, or at an amount subject to mutual negotiation and agreement between the parties. Since our VIEs have incurred and accumulated losses historically, there was no service fee payable by our VIEs to Beijing uCloudlink.

Impact of Taxation on Dividends

We are incorporated in the Cayman Islands and conduct our businesses in China through PRC subsidiaries and VIEs. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Our Mainland China and Hong Kong subsidiaries and VIEs have incurred cumulative losses since inception. We have no current intention to pay dividends to shareholders.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25% at Beijing uCloudlink level	(25.00)

Amount to be distributed as dividend from Beijing uCloudlink to Hong Kong subsidiary(2)	75.00
Withholding tax at tax treaty rate of 5%	(3.75)

Amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to UCLOUDLINK GROUP INC.	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.

Beijing uCloudlink and our VIEs are parties to certain agreements relating to the provision of technology and other services by Beijing uCloudlink to the VIEs. Beijing uCloudlink has not yet hired management, developed technology, or taken similar actions to be prepared to provide such services. Under the terms of the contractual agreements, and by mutual agreement between Beijing uCloudlink and our VIEs, no fees for technology services or the use of technology, brands or other intellectual property have been charged by Beijing uCloudlink to the VIEs in any of the periods presented. It is expected that management personnel will be hired in (or transferred to) Beijing uCloudlink, future technology and brand development will occur within the Beijing uCloudlink, and the agreements will be updated to reflect appropriate charges for such services.

Once enacted, fees will be recognized as expenses of the VIEs, with a corresponding amount as service income by Beijing uCloudlink for which cash will be paid by the VIEs to reimburse Beijing uCloudlink’s expenses and eliminate in consolidation. For income tax purposes, Beijing uCloudlink and the VIEs file income taxes on a separate company basis. It is expected that the agreements will be structured such that the fees paid will qualify as a tax deduction by the VIEs, with a corresponding amount of taxable income by Beijing uCloudlink.

One of our VIEs, Shenzhen uCloudlink, currently qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. Beijing uCloudlink is subject to enterprise income tax of 25%.

(2)

China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong subsidiary level for any dividend distribution to UCLOUDLINK GROUP INC.

If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Some of our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. The net liabilities of our VIEs, in which we have no legal ownership, amounted to US$31 million, US$30 million, US$35 million and US$43 million as of December 31, 2018, 2019, 2020 and June 30, 2021, respectively. For restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and VIEs, to the parent company and investors as well as the ability to settle amounts owed under the VIE agreements, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside China to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Government control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” in our 2020 Form 20-F, which is incorporated by reference in this prospectus.

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

We are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

•	Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19;

•

We depend on network operators for their wireless networks, infrastructures and data traffic, and any disruptions of or limitations on our use of such networks, infrastructures and data traffic may adversely affect our business and financial results;

•	Our ability to grow our business and user base for our service may be limited unless we can continue to obtain data traffic at favorable rates;

•	We are and may be subject to extensive telecommunications regulations, and any change in the regulatory environment may materially impact us;

•	Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand;

•

We are, and may in the future be, subject to intellectual property claims, which are costly to defend, could result in significant damage awards, disrupt our business operation, and could limit our ability to use certain technologies in the future;

•	We have a limited operating history, which makes it difficult to evaluate our future prospects;

•

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or declines in user growth or engagement, or otherwise harm our business; and

•	We face risks relating to our business partnerships and strategic alliances.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

•

We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) our VIEs with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole;

•

We rely on contractual arrangements with our VIEs and their shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. We rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIEs;

•

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law; and

•

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of our VIEs may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

•

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, would subject us to sanctions imposed by the relevant PRC regulatory authority;

•	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs; and

•

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Corporate Information

We were incorporated in the Cayman Islands in August 2014. We conduct our operations in China principally through our VIEs, as well as through our wholly owned subsidiaries. We also conduct our operations through our wholly owned subsidiaries and other entities in other countries, such as United State, the United Kingdom, Singapore, Malaysia and Japan, among others. Our American depositary shares, each representing ten Class A ordinary shares, par value US$0.00005 per share, currently trade on the Nasdaq Global Market under the symbol “UCL.”

Our principal executive offices are located at Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong. Our telephone number at this address is +852 2180-6111. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. We have appointed Cogency Global Inc., which is located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States with an offering of securities registered by the registration statement of which this prospectus is a part. Our corporate website is www.ucloudlink.com. Information appearing on our website is not incorporated by reference into this prospectus or any applicable prospectus supplement.

Additional information about our company is included in the documents incorporated by reference in this prospectus, including our annual report on Form 20-F for our fiscal year ended December 31, 2020 filed with the SEC on April 23, 2021, and Form 6-K containing our unaudited financial results for the six months ended June 30, 2021 filed with the SEC on September 29, 2021. See “Incorporation of Certain Documents by Reference” in this prospectus.

RISK FACTORS

Investing in our securities involves risk. Before you decide to buy our securities, you should carefully consider the risks described below and in our most recent annual report on Form 20-F, which is incorporated herein by reference, as well as the risks that are described in the applicable prospectus supplement and in other documents incorporated by reference into this prospectus. If any of these risks actually occurs, our business, financial condition and results of operations could suffer, and you may lose all or part of your investment.

Please see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” for information on where you can find the documents we have filed with or furnished to the SEC and which are incorporated into this prospectus by reference.

Risks Related to Our Business and Industry

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

Many jurisdictions, including the United States, the European Union and China, continue to consider the need for greater regulation or reform to the existing regulatory frameworks for data privacy and data protection. In the United States, all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules governing the ways in which businesses may collect, use, and retain personal information, granting data privacy rights to certain individuals, or requiring businesses to reasonably protect certain types of personal information they hold or otherwise comply with certain specified data security requirements for personal information. One such example is the California Consumer Privacy Act, which came into effect in 2020. The U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data, including for the purposes of targeted advertising. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect in 2018, increased our burden of regulatory compliance and required us to change certain of our data privacy and security practices in order to achieve compliance. The GDPR implements stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal information from the EU to “third countries,” especially the United States. For example, last year the Court of Justice of the EU invalidated the EU-U.S. Privacy Shield Framework (a mechanism for the transfer of personal information from the EU to the US) and made clear that reliance on standard contractual clauses (another such mechanism) alone may not be sufficient in all circumstances. In addition, after the United Kingdom, or UK, left the EU, the UK enacted the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK’s departure from the EU has also created complexity and uncertainty regarding transfers between the UK and the EU. Under both the GDPR and UK GDPR, fines of up to €20 million (£17.5 million) or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure if we fail to comply with all requirements under such laws.

In the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of privacy and data. The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. See also “Regulation—Regulations Related to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. Examples of such evolving regulatory requirements are the Measures for Cybersecurity Review (Revised Draft for Comments), which was released for public comments on July 10, 2021, and the PRC Data Security Law, which was promulgated on June 10, 2021 and took effect on September 1, 2021. When they come into effect they will function jointly with the Cybersecurity Law and relevant regulations, to regulate China’s online spheres in relation to personal information protection. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information.

There remain uncertainties regarding the further interpretation and implementation of those laws and regulations. For example, the scope of “core data” and “important data,” two important concepts in the PRC Data Security Law, are yet to be determined. It is uncertain whether and when the draft Measures for Cybersecurity Review will be adopted, and if the adopted version will contain the same provisions as the draft measures. If the adopted version of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by critical information infrastructure operators (CIIOs), data processors or other companies as proposed in the draft measures, we face uncertainties as to whether we should obtain such clearance as a listed company in the United States and whether such clearance can be timely obtained, or at all. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The relevant regulatory authorities in China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also publicize, from time to time, their monitoring results and require relevant enterprises listed in such notices to rectify non-compliance. If any of our mobile apps is found not in compliance with these regulations, we could be subject to penalties, including revocation of our business licenses and permits.

On August 17, 2021, the state council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure refers to any important network facilities or information systems of an important industry or field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense science, and other industries and sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as CIIOs. As of the date of this prospectus, no detailed rules or interpretation has been issued and we have not been informed as a CIIO by any governmental authorities. Furthermore, the exact scope of “critical information infrastructure operators,” or CIIOs, under the current regulatory regime remains unclear, and the PRC governmental authorities may have discretion in the interpretation and enforcement of these laws and regulations. Therefore, it is uncertain whether we would be deemed as a CIIO under PRC law.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and will take effect in November 2021. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of Cyberspace Administration of China and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, we cannot assure you that we will be compliant with such new laws, regulations and obligations in all respects, and we may be ordered to rectify and terminate any actions that are deemed non-compliant by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, shut down our websites, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

In addition to the above, many jurisdictions including, for example, Indonesia, have adopted or are adopting new data privacy and data protection laws that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing data relating to resident individuals in data centers outside the jurisdiction. The proliferation of such laws within jurisdictions and countries in which we operate may result in conflicting and contradictory requirements.

In order for us to maintain or achieve compliance with applicable laws as they come into effect, it may require substantial expenditures of resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements on a jurisdiction-by-jurisdiction basis may impose significant burdens and costs on our operations or require us to alter our business practices. While we strive to protect our users’ privacy and data security and to comply with data protection laws and regulations applicable to us, however, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations in all respects. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data, may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us—regulatory, civil or otherwise—could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings. Our international business expansion could be adversely affected if the existing or future laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or requires changes to these practices. If these laws and regulations materially limit our ability to collect, transfer, and use user data, our ability to continue our current operations without modification, develop new services or features of the products and expand our user base may be impaired, and our operation and financial results could be negatively affected.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. For example, pursuant to the 2020 Negative List, foreign investors are not allowed to own more than 50% of the equity interests of a commercial internet content provider or other value-added telecommunication service provider (other than operating e-commerce) and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended, the Catalog of Industries for Encouraged Foreign Investment (2020 Edition), the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Edition), and other applicable laws and regulations.

Accordingly, none of our subsidiaries is eligible to provide commercial internet content or other value-added telecommunication service, which foreign-owned companies are or restricted from conducting in China. To comply with PRC laws and regulations, we conduct such business activities through our VIEs in China. Beijing uCloudlink has entered into contractual arrangements with our VIEs and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in our VIEs when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of our VIEs in China and hence consolidate their financial results with ours as our variable interest entities under U.S. GAAP. In 2018, 2019, and 2020, we derived 42%, 25% and 8% of our external revenues from our VIEs, respectively.

However, we are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs with which we have maintained contractual arrangements. Investors in our Class A Ordinary Shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a group.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our VIEs, including but not limited to Shenzhen uCloudlink, Beijing Technology and their shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business and our reputation.

Although we believe we, our PRC subsidiaries and our VIEs are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or our VIEs do not comply with applicable law, it could revoke our VIEs’ business and operating licenses, require our VIEs to discontinue or restrict our VIEs’ operations, restrict our VIEs’ right to collect revenues, block our VIEs’ websites, require our VIEs to restructure our operations, impose additional conditions or requirements with which our VIEs may not be able to comply, impose restrictions on our VIEs’ business operations or on their customers, or take other regulatory or enforcement actions against our VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or our VIEs’ business operations or restrict our VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect our VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct a significant part of our operations.

Risks Related to Doing Business in China

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments, according to which, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply to the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included in our 2020 Form 20-F incorporated by reference in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. In May 2021, the PCAOB issued for public comment a proposed rule related to the PCAOB’s responsibilities under the HFCA Act, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted in September 2021.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business in China primarily through our PRC subsidiaries and our VIEs. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it regulates and may intervene our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact our business operations.

In February 2021, the Anti-Monopoly Guidelines for Internet Platforms was promulgated by the Anti-monopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law of PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, Anti-Monopoly Guidelines for Internet Platforms expressly states that concentration involving VIE will also be subject to antitrust filing requirements.

In April 2021, the State Administration for Market Regulation (the “SAMR”), together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If the companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws.

Since the Anti-Monopoly Guidelines for Internet Platforms are relatively new, uncertainties still exist in relation to its interpretation and implementation, although we do not believe we engage in any foregoing situations, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.

USE OF PROCEEDS

Except as may be described otherwise in an applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2021 on an actual basis.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the notes thereto in our annual report on Form 20-F for our fiscal year ended December 31, 2020 filed with the SEC on April 23, 2021, and Form 6-K containing our unaudited financial results for the six months ended June 30, 2021 filed with the SEC on September 29, 2021, which are incorporated by reference into this prospectus.

As of June 30, 2021
USD
(in thousands, except for share data)
Indebtedness:
Short term borrowings	4,782
Shareholders’ Equity:
Class A ordinary shares, (US$0.00005 par value; 1,700,000,000 shares authorized; 161,790,700 shares issued and outstanding as of June 30, 2021)	8
Class B ordinary shares, (US$0.00005 par value; 200,000,000 shares authorized; 122,072,980 shares issued and outstanding as of June 30, 2021)	6
Additional paid-in capital	227,897
Accumulated other comprehensive income	3
Accumulated losses	(187,051)

Total shareholders’ equity	40,863

CERTAIN FINANCIAL INFORMATION

Financial Results

The following unaudited consolidated statements of comprehensive (loss)/income data for the six months ended June 30, 2020 and 2021, unaudited consolidated balance sheet data as of December 31, 2020 and June 30, 2021, and unaudited summary consolidated statements of cash flow data for the six months ended June 30, 2020 and 2021, which are derived from the Form 6-K containing our unaudited financial results for the six months ended June 30, 2021 filed with the SEC on September 29, 2021 and incorporated by reference herein, have been prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

The following table presents our unaudited consolidated statements of comprehensive (loss)/income data for the periods indicated:

	For the six months ended
	June 30, 2020	June 30, 2021
Unaudited Consolidated Statements of Comprehensive (Loss)/Income Data:	(US$ thousands)
Revenues	54,547	36,934
Revenues from services	27,298	17,710
Sales of products	27,249	19,224
Cost of revenues	(37,218)	(26,000)
Cost of services	(14,858)	(10,460)
Cost of products sold	(22,360)	(15,540)

Gross profit	17,329	10,934
Research and development expenses	(16,560)	(6,839)
Sales and marketing expenses	(18,087)	(7,216)
General and administrative expenses	(24,464)	(17,046)
Other income/(expense)	653	(3,378)

Loss from operations	(41,129)	(23,545)
Interest income	26	9
Interest expenses	(228)	(89)

Loss before income tax	(41,331)	(23,625)
Income tax (expenses)/credit	(37)	4
Share of profit in equity method investment, net of tax	—	53

Net loss	(41,368)	(23,568)
Accretion of Series A Preferred Shares	(1,293)	—
Attributable to:
Equity holders of the Company	(42,661)	(23,568)
Net loss per share attributable to ordinary shareholders of the Company
Basic	(0.18)	(0.08)
Diluted	(0.18)	(0.08)
Loss per ADS (10 Class A shares equal to 1 ADS)
Basic	(1.79)	(0.83)
Diluted	(1.79)	(0.83)
Shares used in earnings per Class A and Class B ordinary share computation:
Basic	237,907,456	283,008,578
Diluted	237,907,456	283,008,578

	For the six months ended
	June 30, 2020	June 30, 2021
Net loss	(41,368)	(23,568)
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(152)	432

Total comprehensive loss	(41,520)	(23,136)

Non-GAAP Financial Measures (1)
Adjusted net loss	(3,518)	(13,364)
Adjusted EBITDA	(2,091)	(12,135)

Note:

(1)	See “—Recent Developments—Non-GAAP Financial Measures.”

The following table presents our condensed consolidated balance sheet data for the periods indicated:

	As of December 31,	As of June 30,
	2020	2021
	(US$ thousands)
Consolidated Balance Sheet Data
ASSETS
Current assets
Cash and cash equivalents	21,989	18,381
Restricted cash	8,237	—
Short-term deposit	196	197
Accounts receivable, net	6,745	11,719
Inventories	5,847	6,369
Prepayments and other current assets	7,477	7,901
Other investments	19,185	14,950
Amounts due from related party	2,264	1,237

Total current assets	71,940	60,754
Non-current assets
Prepayments	2,116	1,716
Long-term investments	1,306	1,614
Other investments	17,824	18,508
Property and equipment, net	3,029	2,320
Intangible assets, net	1,039	992

Total non-current assets	25,314	25,150

TOTAL ASSETS	97,254	85,904

LIABILITIES
Current liabilities
Short term borrowings	3,704	4,782
Accrued expenses and other liabilities	25,742	25,932
Accounts payable	8,701	11,338
Amounts due to related party	1,503	1,525
Contract liabilities	889	1,172

Total current liabilities	40,539	44,749

	As of December 31,	As of June 30,
	2020	2021
	(US$ thousands)
Non-current liabilities
Other non-current liabilities	321	292

Total non-current liabilities	321	292

TOTAL LIABILITIES	40,860	45,041

SHAREHOLDERS’ EQUITY
Class A ordinary shares	8	8
Class B ordinary shares	6	6
Additional paid-in capital	220,292	227,897
Accumulated other comprehensive (loss)/income	(429)	3
Accumulated losses	(163,483)	(187,051)

TOTAL SHAREHOLDERS’ EQUITY	56,394	40,863

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	97,254	85,904

The following table presents our unaudited condensed consolidated cash flow data for the periods indicated:

	For the six months ended
	June 30, 2020	June 30, 2021
Unaudited condensed consolidated statements of cash flows	(US$ thousands)
Net cash generated from/(used in) operating activities	3,921	(12,851)
Net cash used in investing activities	(34,351)	(480)
Net cash generated from financing activities	27,463	1,844
Decrease in cash, cash equivalents and restricted cash	(2,967)	(11,487)
Cash, cash equivalents and restricted cash at beginning of the period	40,274	30,226
Effect of exchange rates on cash, cash equivalents and restricted cash	(171)	(358)

Cash, cash equivalents and restricted cash at end of the period	37,136	18,381

Six months ended June 30, 2021 compared to six months ended June 30, 2020

Revenues

Our revenues decreased by 32.3% from US$54.5 million for the six months ended June 30, 2020 to US$36.9 million for the six months ended June 30, 2021. This decrease was mainly due to the decrease in revenues from services and sales of products.

Revenues from Services. Our revenues from services decreased by 35.1% from US$27.3 million for the six months ended June 30, 2020 to US$17.7 million for the six months ended June 30, 2021, which was primarily due to the decrease in revenues from international and local data connectivity services, partially offset by an increase in revenues from PaaS and SaaS services.

•

Our revenues from data connectivity services decreased by 51.2% from US$24.8 million for the six months ended June 30, 2020 to US$12.1 million for the six months ended June 30, 2021. This decrease was primarily attributable to a decrease in revenues from international data connectivity services by 46.4% from US$19.3 million for the six months ended June 30, 2020 to US$10.3 million for the six months ended June 30, 2021, and a decrease in revenues from local data connectivity services from US$5.5 million for the six months ended June 30, 2020 to US$1.8 million for the six months ended June 30, 2021. The decrease in revenues from international data connectivity services was mainly due to the prolonged negative impact of global travel bans related to the COVID-19 pandemic.

•

Our revenues from PaaS and SaaS services increased by 127.6% from US$2.4 million for the six months ended June 30, 2020 to US$5.4 million for the six months ended June 30, 2021. This increase was primarily due to the expansion in number of business partners that use our PaaS and SaaS services to provide local data connectivity services.

Sales of Products. Our revenues from sales of products decreased by 29.5% from US$27.2 million for the six months ended June 30, 2020 to US$19.2 million for the six months ended June 30, 2021, which was primarily due to the continuous negative impact of the COVID-19 pandemic.

Cost of revenues

Our cost of revenues decreased by 30.1% from US$37.2 million for the six months ended June 30, 2020 to US$26.0 million for the six months ended June 30, 2021. The decrease was a result of lower services and product costs, due to lower revenue for the six months ended June 30, 2021, which was affected by the prolonged negative impact of global travel bans related to the COVID-19 pandemic. In particular, our cost of services decreased by 29.6% from US$14.9 million for the six months ended June 30, 2020 to US$10.5 million for the six months ended June 30, 2021, and our cost of products sold decreased by 30.5% from US$22.3 million for the six months ended June 30, 2020 to US$15.5 million for the six months ended June 30, 2021.

Gross profit and margin

As a result of the foregoing, our total gross profit decreased by 36.9% from US$17.3 million for the six months ended June 30, 2020 to US$10.9 million for the six months ended June 30, 2021. Our gross margin decreased from 31.8% for the six months ended June 30, 2020 to 29.6% for the six months ended June 30, 2021.

The decrease in our overall gross margin was primarily due to the decrease in the margin of our data connectivity services. The decrease in the margin of our data connectivity services was because the COVID-19 pandemic caused a decline in revenues from data connectivity services, but our cost of revenues for such services did not decrease in proportion due to certain fixed costs and less efficient data usage. We expect the trend to continue for the duration of the COVID-19 pandemic and beyond with the pandemic’s continuing effects.

Operating expenses

Research and development expenses. Our research and development expenses decreased by 58.7% from US$16.6 million for the six months ended June 30, 2020 to US$6.8 million for the six months ended June 30, 2021. The decrease was primarily due to a decrease of US$10.4 million in share-based compensation expenses, partially offset by an increase of US$0.6 million in professional service fees.

Sales and marketing expenses. Our sales and marketing expenses decreased by 60.1% from US$18.1 million for the six months ended June 30, 2020 to US$7.2 million for the six months ended June 30, 2021. The decrease was primarily due to a decrease of US$10.0 million in share-based compensation expense and a decrease of US$0.7 million in employee benefit expense.

General and administrative expenses. Our general and administrative expenses decreased by 30.3% from US$24.5 million for the six months ended June 30, 2020 to US$17.0 million for the six months ended June 30, 2021. The decrease was primarily due to a decrease of US$9.8 million in share-based compensation expenses, partially offset by an increase of US$2.1 million in professional service fees.

Loss from operations

As a result of the foregoing, we had loss from operations of US$23.5 million for the six months ended June 30, 2021, compared to loss from operations of US$41.1 million for the six months ended June 30, 2020.

Interest expenses

We had interest expenses of US$0.1 million and US$0.2 million for the six months ended June 30, 2021 and 2020, respectively.

Net loss

As a result of the foregoing, we had net loss of US$23.6 million for the six months ended June 30, 2021, compared to net loss of US$41.4 million for the six months ended June 30, 2020.

Non-GAAP Financial Measures

In evaluating our business, we consider and use two non-GAAP measures, adjusted net (loss)/income and adjusted EBITDA, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net (loss)/income as net (loss)/income excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. We define adjusted EBITDA as net (loss)/income excluding share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, depreciation and amortization.

We believe that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in (loss)/income from operations and net (loss)/income. We believe that adjusted net (loss)/income and adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect our operations. Share-based compensation and fair value gain/loss in other investments have been and may continue to be incurred in our business and is not reflected in the presentation of both adjusted net (loss)/income and adjusted EBITDA. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net (loss)/income to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net (loss)/income, for the periods presented:

	For the six months ended
	June 30, 2020	June 30, 2021
	(US$ thousands)
Reconciliation of Net Loss to Adjusted Net Loss
Net loss	(41,368)	(23,568)
Add: share-based compensation	36,854	6,706

fair value loss in other investments	996	3,551
Less: share of profit in equity method investment, net of tax	—	(53)

Adjusted net loss	(3,518)	(13,364)

The following table reconciles our adjusted EBITDA to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net (loss)/income, for the periods presented:

	For the six months ended
	June 30, 2020	June 30, 2021
	(US$ thousands)
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	(41,368)	(23,568)
Add:
Interest expense	228	89
Income tax expenses/(credit)	37	(4)
Depreciation and amortization	1,162	1,144
EBITDA	(39,941)	(22,339)
Add: share-based compensation	36,854	6,706
fair value loss in other investments	996	3,551
Less: share of profit in equity method investment, net of tax	—	(53)

Adjusted EBITDA	(2,091)	(12,135)

Financial Information Related to the VIEs and Parent

Set forth below are the condensed consolidating schedule showing the financial position, results of operations and cash flows for the parent, subsidiaries, and the VIEs, eliminating adjustments and consolidated totals (in thousands of US$) as of and for the years ended December 31, 2018, 2019 and 2020.

	For the year ended December 31,
	2018					2019					2020
	Parent	VIEs	Other subsidiaries	Eliminating adjustments	Consolidated totals	Parent	VIEs	Other subsidiaries	Eliminating adjustments	Consolidated totals	Parent	VIEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	18,824	4,016	13,624	—	36,464	10,673	4,875	21,772	—	37,320	3,332	1,734	16,923	—	21,989
Restricted cash	—	—	163	—	163	2,867	—	87	—	2,954	—	—	8,237	—	8,237
Accounts receivable, net	—	13,736	2,895	—	16,631	—	5,625	20,142	—	25,767	—	1,450	5,295	—	6,745
Amounts due from subsidiaries and VIEs(1)	86,062	4,198	55,076	(145,336)	—	95,517	9,072	36,213	(140,802)	—	123,337	6,663	19,517	(149,517)	—
Property and equipment and intangible assets	—	3,092	1,712	—	4,804	—	2,219	2,176	—	4,395	—	2,311	1,757	—	4,068
Others(2)	—	13,943	9,313	(813)	22,443	—	19,262	34,978	(34,579)	19,661	358	9,399	81,199	(34,741)	56,215

Total assets	104,886	38,985	82,783	(146,149)	80,505	109,057	41,053	115,368	(175,381)	90,097	127,027	21,557	132,928	(184,258)	97,254

Short term borrowings	—	3,365	—	—	3,365	—	4,659	2,000	—	6,659	—	—	3,704	—	3,704
Amounts due to subsidiaries and VIEs(1)	9,224	48,381	87,731	(145,336)	—	14,351	48,674	77,777	(140,802)	—	3,888	42,442	103,187	(149,517)	—
Accounts payables, accrued expenses and other liabilities	—	14,782	16,646	—	31,428	539	16,580	20,928	—	38,047	1,078	14,276	19,089	—	34,443
Contract liabilities	—	1,930	2,010	—	3,940	—	837	1,088	—	1,925	—	215	674	—	889
Deficit in subsidiaries and VIEs(3)	58,626	—	—	(58,626)	—	51,723	—	—	(51,723)	—	65,346	—	—	(65,346)	—
Others	—	1,766	2,970	—	4,736	—	—	1,022	—	1,022	321	—	1,503	—	1,824

Total liabilities	67,850	70,224	109,357	(203,962)	43,469	66,613	70,750	102,815	(192,525)	47,653	70,633	56,933	128,157	(214,863)	40,860

Total mezzanine equity	20,437	—	—	—	20,437	22,977	—	—	—	22,977	—	—	—	—	—

Total shareholders’ deficit	16,599	(31,239)	(26,574)	57,813	16,599	19,467	(29,697)	12,553	17,144	19,467	56,394	(35,376)	4,771	30,605	56,394

	For the year ended December 31,
	2018					2019					2020
	Parent	VIEs	Other subsidiaries	Eliminating adjustments	Consolidated totals	Parent	VIEs	Other subsidiaries	Eliminating adjustments	Consolidated totals	Parent	VIEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Condensed Consolidating Schedule of Results of Operations
Revenues(2)	—	89,366	98,106	(61,073)	126,399	—	82,054	153,484	(77,157)	158,381	—	55,014	98,603	(64,048)	89,569
Cost of revenues(2)	—	(62,122)	(64,266)	46,144	(80,244)	—	(49,115)	(106,480)	62,132	(93,463)	—	(37,636)	(82,425)	58,797	(61,264)
Gross profit	—	27,244	33,840	(14,929)	46,155	—	32,939	47,004	(15,025)	64,918	—	17,378	16,178	(5,251)	28,305
Operating expenses(4)	(2,688)	(47,751)	(34,328)	14,789	(69,978)	(1,299)	(29,986)	(33,984)	5,570	(59,699)	(50,638)	(22,725)	(30,586)	5,108	(98,841)
(Loss)/income before income tax	(5,084)	(20,102)	(789)	(140)	(26,115)	(1,495)	3,160	11,820	(8,221)	5,264	(50,925)	(3,528)	(8,615)	(162)	(63,230)
Income tax expenses	—	—	—	—	—	—	—	(57)	—	(57)	—	—	(185)	—	(185)
(Loss)/income from subsidiaries and VIEs(3)	(21,473)	—	—	21,473	—	6,702	—	—	(6,702)	—	(12,490)	—	—	12,490	—
Net (loss)/income	(26,557)	(20,102)	(1,231)	21,333	(26,557)	5,207	3,160	11,763	(14,923)	5,207	(63,415)	(3,528)	(8,800)	12,328	(63,415)

	For the year ended December 31,
	2018					2019					2020
	Parent	VIEs	Other subsidiaries	Eliminating adjustments	Consolidated totals	Parent	VIEs	Other subsidiaries	Eliminating adjustments	Consolidated totals	Parent	VIEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/generated from operating activities(5)	(24,877)	(8,816)	14,485	(264)	(19,472)	(5,284)	3,763	7,357	(75)	5,761	(40,112)	2,739	35,299	36	(2,038)
Cash flows from investing activities
Purchase of property and equipment	—	(210)	(4,330)	—	(4,540)	—	(2,721)	(29)	—	(2,750)	—	(1,118)	(134)	—	(1,252)
Purchase of intangible assets	—	—	(607)	—	(607)	—	(7)	(77)	—	(84)	—	(460)	(22)	—	(482)
Proceeds from disposal of property and equipment	—	581	439	—	1,020	—	31	159	—	190	—	382	(152)	—	230
Cash paid for equity investment	—	—	(442)	—	(442)	—	—	—	—	—	—	—	—	—	—
Cash paid for long-term investment	—	—	—	—	—	—	—	(430)	—	(430)	—	—	(811)	—	(811)
Increase in short-term deposit	—	—	—	—	—	—	—	(193)	—	(193)	—	—	(3)	—	(3)
Purchase of other investments	—	—	—	—	—	—	—	—	—	—	—	—	(33,126)	—	(33,126)

	For the year ended December 31,
	2018					2019					2020
	Parent	VIEs	Other subsidiaries	Eliminating adjustments	Consolidated totals	Parent	VIEs	Other subsidiaries	Eliminating adjustments	Consolidated totals	Parent	VIEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Net cash (used in)/generated from investing activities	—	371	(4,940)	—	(4,569)	—	(2,697)	(570)	—	(3,267)	—	(1,196)	(34,248)	—	(35,444)
Cash flows from financing activities

Proceeds from other borrowing	—	4,362	—	—	4,362	—	—	—	—	—	—	—	—	—	—
Repayment of other borrowing	—	(273)	—	—	(273)	—	(2,241)	—	—	(2,241)	—	(1,819)	—	—	(1,819)
Proceeds from bank borrowings	—	1,745	4,362	—	6,107	—	6,827	2,126	—	8,953	—	—	3,674	—	3,674
Repayments of bank borrowings	—	(1,525)	(4,250)	—	(5,775)	—	(4,793)	(391)	—	(5,184)	—	(2,864)	(2,210)	—	(5,074)
Proceeds from initial public offering, net of issuance costs	—	—	—	—	—	—	—	—	—	—	29,904	—	—	—	29,904
Net cash generated from/(used in) financing activities	—	4,309	112	—	4,421	—	(207)	1,735	—	1,528	29,904	(4,684)	1,465	—	26,685

(Decrease)/Increase in cash, cash equivalents and restricted cash	(24,877)	(4,136)	9,657	(264)	(19,620)	(5,284)	859	8,522	(75)	4,022	(10,208)	(3,141)	2,516	36	(10,797)
Cash, cash equivalents and restricted cash at beginning of year	43,701	8,152	4,953	—	56,806	18,824	4,016	13,787	—	36,627	13,540	4,875	21,859	—	40,274
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	(823)	264	(559)	—	—	(450)	75	(375)	—	—	785	(36)	749
Cash, cash equivalents and restricted cash at end of year	18,824	4,016	13,787	—	36,627	13,540	4,875	21,859	—	40,274	3,332	1,734	25,160	—	30,226

Notes:

(1)	It represents the elimination of intercompany balances among parent, the VIEs and our subsidiaries.
(2)	Intercompany sales of data plans, raw materials and WiFi terminals were eliminated at the consolidation level.
(3)	It represents the elimination of the investment in the VIEs and subsidiaries by UCLOUDLINK GROUP INC.
(4)	Intercompany marketing and software licensing services were provided to the VIE by our subsidiaries and the related expenses were eliminated at the consolidated level.
(5)	The cash flows which have occurred between our subsidiaries and our VIEs included the following:

•	cash paid by VIE to Shenzhen uCloudlink Co., Ltd. and HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED for purchase of data plans and raw materials;

•	cash paid by VIE to Shenzhen uCloudlink Technology Limited, for marketing and software licensing services;

•	cash paid by HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED to VIE for purchase of WiFi terminals;

•	intercompany advances from equity owned subsidiaries to the VIE;

•	repayment of intercompany advances by the VIE.

With respect to sales of data plans and raw materials, our subsidiaries received cash from our VIE amounted to US$24.2 million, US$35.9 million and US$27.1 million for the year ended December 31, 2018, 2019 and 2020 respectively. With respect to provision of marketing and software licensing services, our subsidiary received cash from our VIE amounted to US$5.5 million, US$6.8 million and US$5.5 million for the year ended December 31, 2018, 2019 and 2020 respectively. For purchase of WiFi terminals, our subsidiary paid cash to our VIE amounted to US$29.5 million, US$47.8 million and US$55.9 million for the year ended December 31, 2018, 2019 and 2020 respectively. For the advances from our subsidiaries to our VIE, our VIE received US$1.7 million, US$7.1 million and US$7.7 million for the year ended December 31, 2018, 2019 and 2020 respectively. Our VIE repaid to our subsidiaries US$nil million, US$3.2 million and US$nil million for the year ended December 31, 2018, 2019 and 2020 respectively.

REGULATION

Additional information about the principal PRC and Hong Kong laws and regulations relevant to our business and operations is included in the documents incorporated by reference in this prospectus, including our annual report on Form 20-F for our fiscal year ended December 31, 2020 filed with the SEC on April 23, 2021. See “Incorporation of Certain Documents by Reference” in this prospectus.

Regulations Related to Internet Information Security and Privacy Protection

Regulations on Cybersecurity

On November 7, 2016, the Standing Committee of the National People’s Congress published the Cybersecurity Law of the PRC, which took effect on June 1, 2017 and requires network operators to perform certain functions related to cybersecurity protection and strengthen network information management. For instance, under the Cybersecurity Law, network operators of key information infrastructures must store within the territory of the PRC all the personal information and important data generated and collected within the territory of the PRC, and their purchase of network products and services that may affect national security shall be subject to national cybersecurity review. In addition, on September 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity protection and control system.

On April 11, 2017, National Internet Information Office published draft Measures for the Security Assessment of Personal Information and Important Data to be Transmitted Abroad, or the Draft Security Assessment Notice to seek for public comments. If the draft is adopted, network operators will be required to store personal information and important data generated and collected during operations within the territory of the PRC. If for business purposes, network operators need to transmit personal information and important data overseas, a security evaluation shall be conducted accordingly. The Draft Security Assessment Notice emphasizes the security evaluation requirements, any company found to be non-compliant with the obligations under the Draft Security Assessment Notice may potentially be subject to fines, administrative and/or criminal liabilities. After the release of the Cybersecurity Law, on May 2, 2017, the CAC, together with ten other regulatory authorities jointly issued the Measures for Cybersecurity Review, or the Review Measures, which became effective on June 1, 2020. The Review Measures establish the basic framework and principle for national cybersecurity reviews of network products and services.

The recommended national standard, Information Security Technology Personal Information Security Specification, puts forward specific refined requirements on the collection, preservation, use and commission of processing, sharing, transferring, and public disclosure of personal information. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cybersecurity and other personal information protection, it will be used as the basis for making assessment and determinations. On November 28, 2019, the Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the illegal collection and use of personal information of mobile apps, and provides guidance for mobile app operators’ self-inspection and self-correction and users’ social supervision.

On April 29, 2021, the Standing Committee of the National Peoples’ Congress issued a Second Draft for review of the Personal Information Protection Law, or the Draft Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data processing (which includes the collection, storage, use, processing, transmission, provision, publication of data, etc.) to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it shall cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. As the PRC Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

On July 10, 2021, the Office of the Central Cyberspace Affairs Commission and the Office of Cybersecurity Review under the Cyberspace Administration of China publicly issued the Measures for Cybersecurity Review (Revised Draft for Comments) aiming to, upon its enactment, replace the existing Measures for Cybersecurity Review. The draft measures extend the scope of cybersecurity reviews to data processing operators engaging in data processing activities that affect or may affect national security, including listing in a foreign country. The draft measures expand this scope by confirming that its legislative basis is the PRC Data Security Law, which is apart from the PRC Cybersecurity Law and took effect on September 1, 2021. Namely, the scope of review under the draft measures extend to critical information infrastructure operators (CIIO), data processors carrying out data processing activities, and national security risks related to a non-PRC listing, especially the “risks of core data, important data or substantial personal information being stolen, leaked, damaged, illegally used or exported; risks of Critical Information Infrastructure, core data, important data or substantial personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.”

Regulations on Personal Information Protection

On August 17, 2021, the State Council Promulgated the Provisions on Protection of Critical Information Infrastructure, or the CII Regulation, which became effective on September 1, 2021. According to the CII regulation, a critical information infrastructure, or CII, refers to an important network facility or information system in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and national defense technology industry, among others. CII also refers to other important network facilities and information systems that may seriously endanger national security, national economy, people’s livelihood, and public interests in the event of damage, loss of function, or data leakage. The competent departments and supervision and management departments of the aforementioned important industries and fields are the departments responsible for the CII security protection work. They will be responsible for organizing the identification of CIIs in their respective industries or fields in accordance with the identification rules, promptly notifying the CII operators of the identification results, and notifying the public security department of the State Council.

The Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, on August 20, 2021, which will enter into force on November 1, 2021. According to the Personal Information Protection Law, personal information refers to all kinds of information, recorded by electronic or other means, that is related to identified or identifiable natural persons, but excludes anonymized information. Personal information handling should follow the principles of legality, rightness, necessity, and integrity. Moreover, the Personal Information Protection Law specifies the rules for handling sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause grave harm to personal or property security, including biometric characteristics, financial accounts, individual location tracking, and personal information of minors under the age of 14, among others. Personal information handlers shall bear the responsibility for their personal information handling activities, and adopt necessary measures to safeguard the personal information they handle. Otherwise, the personal information handlers will be ordered to correct their behaviors, or suspend or terminate the provision of services, and may be subject to confiscation of illegal income, fines or other penalties.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands, as amended from time to time, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$100,000 divided into 2,000,000,000 shares comprising of (i) 1,700,000,000 Class A ordinary shares of a par value of US$0.00005 each, (ii) 200,000,000 Class B ordinary shares of a par value of US$0.00005 each, and (iii) 100,000,000 shares of a par value of US$0.00005 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association.

Our Memorandum and Articles of Association

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to 15 votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not an affiliate of our two founders, namely, Mr. Chaohui Chen and Mr. Zhiping Peng, their family members or any entity controlled by the founders or their family members, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person other than an affiliate of our two founders, namely, Mr. Chaohui Chen and Mr. Zhiping Peng, their family members or any entity controlled by the founders or their family members, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends. Our memorandum and articles of association provide that our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting, or with a written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors, the chief executive officer or by our directors (acting by a resolution of our board). Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) more than 50% of all votes attaching to all of our shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings as at the date of the deposit, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional shares (including series of preferred shares) from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and any special resolutions of our shareholders). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offer or may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

•	an act which is illegal or ultra vires and is therefore incapable of ratification by the shareholders;

•	an act which requires a resolution with a qualified (or special) majority (i.e., more than a simple majority) which has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors, and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company as at the date of the deposit entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed by an ordinary resolution of our shareholders. A director’s office shall be vacated if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of all the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Share Subdivision

In May 2019, we effected a 20-for-1 share subdivision whereby each of our issued and unissued share with a par value of US$0.001 each was sub-divided into 20 shares with a par value of US$0.00005 each, such that our authorized share capital became US$50,000 divided into 971,000,000 ordinary shares of a par value of US$0.00005 each and 29,000,000 series A preferred shares with a par value of US$0.00005 each. The share subdivision has been retroactively reflected for all periods presented in this prospectus.

Ordinary Shares

On June 19, 2017 and March 22, 2018, we issued 4,315,080 and 31,665,280 shares to Fairy Mind Limited. These ordinary shares were held for the benefit of the employees who were to be awarded under future equity incentive plans. All these shares were forfeited and cancelled on December 31, 2018.

On August 28, 2018, we issued 27,758,780 ordinary shares to AI Global Investment SPC (acting on behalf and for the account of Haitong Momentum Investment Fund I S.P.) upon the automatic conversion of our convertible bonds it held.

On August 28, 2018, we issued 7,245,440 ordinary shares to AI Global Investment SPC (acting on behalf and for the account of Haitong-Harvest Global Technology Fund S.P.) upon the automatic conversion of our convertible bonds it held.

Convertible Bonds

On April 21, 2017, we issued convertible bonds with face value of US$55.0 million to Haitong Momentum Investment Fund I S.P. On May 31, 2017, we issued convertible bonds with face value of US$15.0 million to Haitong-Harvest Global Technology Fund S.P. All these convertible bonds were converted into our ordinary shares on August 28, 2018.

Warrants

On November 6, 2018, we issued warrants to Innoven Capital China Pte. Ltd., a third-party investor, pursuant to which the investor has the right to subscribe, up to RMB5.0 million worth of equity securities of our company, to be issued in our equity financing prior to our initial public offering, at an exercise price equal to the per share issuance price of the equity securities in the relevant round of equity financing. The warrants will expire upon the earlier of (i) the fifth anniversary of the date of issuance, which is November 6, 2023, and (ii) the date when we submit the application for an initial public offering. The warrants were not exercised and have expired.

Grants of Options

We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. See “Where You Can Find More Information.”

Registration Rights

We entered into our third amended and restated shareholders agreement on April 21, 2017 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement grants certain registration rights to holders of registrable securities, which include our ordinary shares issued or issuable pursuant to conversion of our preferred shares. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time, holders of at least 50% of the registrable securities (including preferred shares and ordinary shares issued upon conversion of preferred shares) then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. At least 20% (or any lesser percentage in certain situations) of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 60 days for registration on Form F-3 (90 days for registration other than on Form F-3) after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted so long as certain condition is met.

Piggyback Registration Rights. If we propose to register for our own account any of our equity securities, or for the account of any holder (other than certain holders) of equity securities any of such holder’s equity securities, in connection with public offering of such securities (except for exempt transactions), we shall promptly give each holder written notice of such registration and, upon the written request of any holder given within 15 days after delivery of such notice, we shall use our best efforts to include in such registration any registrable securities thereby requested to be registered by such holder. If a holder decides not to include all or any of its registrable securities in such registration by us, such holder shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions applicable to the sale of registrable securities pursuant to the registration rights.

Termination of Registration Rights. Our shareholders’ registration rights will terminate on the earlier of (i) June 12, 2025, or (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS represents ten Class A ordinary shares (or a right to receive ten Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office is located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, please refer to “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

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Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders or as described in the following sentence. If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date and we confirm to the depositary that: (i) we wish to receive a proxy to vote uninstructed shares; (ii) we reasonably do not know of any substantial shareholder opposition to the proxy item(s); and (iii) the proxy item(s) is not materially adverse to the interests of shareholders, then the depositary will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by the ADSs as to the proxy item(s). If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

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we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs shares on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

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are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

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when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated

ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not, be agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

DESCRIPTION OF PREFERRED SHARES

The particular terms of each issue or series of preferred shares will be described in the applicable prospectus supplement. This description will include, where applicable, a description of:

•	the title and nominal value of the preferred shares;

•	the number of preferred shares we are offering;

•	the liquidation preference per preferred share, if any;

•	the issue price per preferred share (or if applicable, the calculation formula of the issue price per preferred share);

•	whether preferential subscription rights will be issued to existing shareholders;

•	the dividend rate per preferred share, dividend period and payment dates and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the relative ranking and preferences of the preferred shares as to dividend rights (preferred dividend if any) and rights if we liquidate, dissolve or wind up the Company;

•	the procedures for any auction and remarketing, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preferred shares on any securities exchange or market;

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whether the preferred shares will be convertible into our Class A ordinary shares (including in the form of ADSs) or preferred shares of another category, and, if applicable, conditions of an automatic conversion into Class A ordinary shares (including in the form of ADSs), if any, the conversion period, the conversion price, or how such price will be calculated, and under what circumstances it may be adjusted;

•	voting rights, if any, of the preferred shares;

•	preemption rights, if any;

•	other restrictions on transfer, sale or assignment, if any;

•	a discussion of any material or special Cayman Islands or United States federal income tax considerations applicable to the preferred shares;

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any limitations on issuances of any class or series of preferred shares ranking senior to or on a parity with the series of preferred shares being issued as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

•	any rights attached to the preferred shares regarding the corporate governance of our company, which may include, for example representation rights to the board of directors; and

•	any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred shares.

Our board of directors may cause us to issue from time to time, out of our authorized share capital (other than the authorized but unissued ordinary shares), series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, our board of directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series.

When we issue preferred shares under this prospectus and the applicable prospectus supplement, the shares will be fully paid and non-assessable and will not have, or be subject to, any pre-emptive or similar rights.

The issuance of preferred shares could adversely affect the voting power of holders of ordinary shares and ADSs and reduce the likelihood that holders of ordinary shares and ADSs will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of our ADSs. The issuance of preferred shares also could have the effect of delaying, deterring or preventing a change in control of our company.

DESCRIPTION OF WARRANTS

The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of such warrants.

General

We may issue warrants to purchase Class A ordinary shares, including Class A ordinary shares represented by ADSs. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued and exercised;

•	the currency or currencies in which the price of such warrants will be payable;

•	the securities purchasable upon exercise of such warrants;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	any material Cayman Islands or United States federal income tax consequences;

•	the antidilution provisions of the warrants, if any; and

any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and Supplements to Warrant Agreement

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF SUBSCRIPTION RIGHTS

The following summary of certain provisions of the subscription rights does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate evidencing the subscription rights that will be filed with the SEC in connection with the offering of such subscription rights.

General

We may issue subscription rights to purchase Class A ordinary shares, including Class A ordinary shares represented by ADSs. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our shareholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriters will purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to our shareholders, we will distribute certificates evidencing the subscription rights and a prospectus supplement to our shareholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement will describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the title of such subscription rights;

•	the securities for which such subscription rights are exercisable;

•	the exercise price for such subscription rights;

•	the number of such subscription rights issued to each shareholder;

•	the extent to which such subscription rights are transferable;

•	if applicable, a discussion of the material Cayman Islands or United States federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights shall commence, and the date on which such rights shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and

•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right will entitle the holder of the subscription right to purchase for cash such amount of securities at such exercise price as shall be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the Class A ordinary shares purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF UNITS

The following summary of certain provisions of the units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate evidencing the units that will be filed with the SEC in connection with the offering of such units.

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder, with the rights and obligations of a holder, of each security included in the unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date or upon the occurrence of a specified event or occurrence.

The applicable prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any unit agreement under which the units will be issued;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. The Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located in China and Hong Kong. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

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recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Hong Kong

Squire Patton Boggs, our counsel with respect to this aspect of Hong Kong law, has advised us that there is uncertainty as to whether the courts of Hong Kong would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in Hong Kong against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have been further advised by Squire Patton Boggs that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a definite sum of money in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive rendered by a court with jurisdiction to adjudicate the matter and has not been stayed or satisfied in full, the judgment is from a competent court, the judgment was not obtained by fraud, misrepresentation or mistake nor obtained in proceedings which contravenes the rules of natural justice and the enforcement of the judgment is not contrary to public policy in Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

TAXATION

Material income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the applicable prospectus supplement(s) relating to the offering of those securities.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus from time to time in one or more of the following ways:

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to the offered securities will describe the terms of the offering, including the following:

•	the name or names of any underwriters or agents;

•	any public offering price;

•	the proceeds from such sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

We may distribute the securities from time to time in one or more of the following ways:

•	at a fixed price or prices, which may be changed;

•	at prices relating to prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

In addition, the distribution of securities may be effected by means of one or more of the following transactions, which may include cross or block trades:

•	transactions on the Nasdaq Global Market or any other organized market where the securities may be traded;

•	in the over-the-counter market;

•	in negotiated transactions;

•	under delayed contracts or other contractual commitments;

•	through sales “at the market” to or through a market-maker;

•	a combination of such methods of sale; or

•	any other method permitted pursuant to applicable law.

By Agents

We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis. Any agent involved will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement.

By Underwriters or Dealers

If we use underwriters for the sale of securities, they will acquire securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless we otherwise state in the applicable prospectus supplement, various conditions will apply to the underwriters’ obligation to purchase securities, and the underwriters will be obligated to purchase all of the securities contemplated in an offering if they purchase any of such securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. The underwriter or underwriters with respect to a particular underwritten offering of securities, or, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of the applicable prospectus supplement.

If we use dealers in the sale, unless we otherwise indicate in the applicable prospectus supplement, we will sell securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers may determine at the time of resale.

Direct Sales

We may also sell securities directly without using agents, underwriters, or dealers.

General Information

We may enter into agreements with underwriters, dealers and agents that entitle them to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may be customers of, may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of business.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents used in the offer or sale of securities will be identified and their compensation described in an applicable prospectus supplement.

EXPENSES

We will incur a SEC registration fee of US$16,365, and will also incur printing costs, legal fees and expenses, accounting fees and expenses, and others in connection with the offering of securities. Expenses of any of the securities offered by this prospectus will be set forth in the applicable prospectus supplement(s) relating to the offering of those securities.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices. Certain legal matters as to Hong Kong law will be passed upon for us by Squire Patton Boggs. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law.

EXPERTS

The financial statements incorporated in this prospectus by reference to the annual report on Form 20-F for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, we file annual reports and other information with the SEC. Information we file with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov.

This prospectus is part of a registration statement we have filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, or between information incorporated by reference into this prospectus from different documents, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on April 23, 2021 (File No. 001-39302);

•	our current report on Form 6-K furnished to the SEC on September 29, 2021, including exhibit 99.1 thereto;

•	any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus;

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus; and

•

the description of our capital stock contained in our registration statement on Form 8-A12B filed with the SEC on May 29, 2020 (File No. 001-39302), including any amendment or reports filed for the purpose of updating such description.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

UCLOUDLINK GROUP INC.

Unit 2214-Rm1, 22/F, Mira Place Tower A

132 Nathan Road, Tsim Sha Tsui

Kowloon, Hong Kong

+852 2180-6111

ir@ucloudlink.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors from and against all actions, proceedings, costs, charges, losses, damages and liabilities which they may incur by reason of any act done or omitted in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such person in defending (whether successfully or otherwise) any civil proceedings concerning the company or its affairs in any court whether in the Cayman Islands or elsewhere other than by reason of such person’s own dishonesty, wilful default or fraud.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Pursuant to the indemnification agreements between us and our directors and officers, the form of which was filed as Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-237990) that was filed with the SEC on May 4, 2020, we agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer.

ITEM 9.	EXHIBITS

The exhibits to this registration statement are listed in the Index to Exhibits below.

ITEM 10.	UNDERTAKINGS.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, as amended, and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

4.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-237990), filed with the Securities and Exchange Commission on May 29, 2020)

4.2	Deposit Agreement dated June 10, 2020, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on November 18, 2020 (File No. 333-250156))

4.3	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.2)

4.4*	Registrant’s Specimen Certificate for Preferred Shares

4.5*	Form of Warrant Agreement (including Warrant Certificate)

4.6*	Form of Subscription Right Agreement (including form of Right Certificate)

4.7*	Form of Unit Agreement (including form of Unit Certificate)

5.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the securities being registered and certain Cayman Islands legal matters

8.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands legal matters (included in Exhibit 5.1)

8.2†	Opinion of Han Kun Law Offices regarding certain PRC legal matters

8.3†	Opinion of Squire Patton Boggs regarding certain Hong Kong legal matters

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

23.2†	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3†	Consent of Han Kun Law Offices (included in Exhibit 8.2)

23.4†	Consent of Squire Patton Boggs (included in Exhibit 8.3)

24.1†	Powers of Attorney (included on signature page)

*	To be filed by amendment or as an exhibit to a document to be incorporated by reference into this registration statement.
†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on September 29, 2021.

UCLOUDLINK GROUP INC.

By:	/s/ Chaohui Chen
Name:	Chaohui Chen
Title:	Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities set forth below on September 29, 2021.

Signature	Title

/s/ Chaohui Chen	Director and Chief Executive Officer (principal executive officer)
Chaohui Chen

*	Chairman of the Board of Directors
Zhiping Peng

*	Director
Hope Ni

*	Director
Onward Choi

*	Director
Ying Kong

/s/ Yimeng Shi	Chief Financial Officer (principal financial and accounting officer)
Yimeng Shi

*By:	/s/ Chaohui Chen
Name: Chaohui Chen
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act, the undersigned, the duly authorized representative in the United States of UCLOUDLINK GROUP INC., has signed this registration statement in New York on September 29, 2021.

Authorized U.S. Representative Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name: Title:	Colleen A. De Vries Senior Vice President on behalf of Cogency Global Inc.